Exhibit 3.1
FOURTH AMENDMENT TO
AMENDED AND RESTATED BYLAWS OF
RPT REALTY
Effective as of August 27, 2023, the Amended and Restated Bylaws of RPT Realty, as amended, are further amended by adding the following new Article XVI:
ARTICLE XVI
EXCLUSIVE FORUM FOR CERTAIN LITIGATION
Unless the Trust consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Trust, other than actions arising under federal securities laws, (c) any action asserting a claim of breach of any duty owed by any Trustee or officer or other employee of the Trust to the Trust or to the shareholders of the Trust or any standard of conduct applicable to the Trustees of the Trust, (d) any action asserting a claim against the Trust or any Trustee or officer or other employee of the Trust arising pursuant to any provision of the Maryland REIT Law, the Maryland General Corporation Law, the Declaration of Trust or these Bylaws, or (e) any other action asserting a claim against the Trust or any Trustee or officer or other employee of the Trust that is governed by the internal affairs doctrine.  None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Trust consents in writing to such court.
Unless the Trust consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.